Filed by The PNC Financial Services Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Sterling Financial Corporation

Commission File No. 000-16276

The following is a summary transcript of the Chairman and Chief Executive Officer of The PNC Financial Services Group, Inc. James E. Rohr discussing business strategies and performance on September 11, 2007 at the Lehman Brothers Financial Services Conference:

Jason [ ]:	Kicking off what is I think a seven or eight company string for the rest of the day of kind of super-regional banks is PNC, probably one of the more unique ones within the group, given its diverse fee income mix and its retail commercial banking as well as private wealth management, PFPC, which is its processing business, as well its stake in BlackRock. In addition, what has been over the last several years kind of better than peer credit quality metrics, as well as a better than average proportion of revenues coming from fee income, and that’s even excluding the PFPC and Black Rock contributions. From the company we are very pleased to have Jim Rohr, Chairman and Chief Executive Officer, Rick Johnson, Chief Financial Officer and Bill Callihan, Director of Investor Relations. I’m going to turn it over to Jim.

Jim Rohr:	Thank you very much, Jason. It’s great to be here with you this morning and to see so many familiar faces. Before we get started, let me remind you that today’s presentation will contain forward-looking statements, that future results or events could be impacted, possibly materially, by a variety of risks and other factors, including those we discuss in our SEC filings. Also, we may discuss non-GAAP financial measures. We have provided further information, including GAAP reconciliation information, in the appendix to our presentation handouts and on our website, pnc.com.

Before we get into the heart of the discussion today, I’d like to briefly address some issues that are faced in the industry today. It’s clearly a unique time. We have a wonderful economy, low unemployment, low inflation, growth in the global economy that’s probably unmatched in history, so we have generally favorable economic circumstances around us, and strong business investments that are going on as well, capital expenditures. On the other hand, we have a significant turbulence in the financial markets, primarily around credit and liquidity, and a relatively tough yield curve. We look at what the Fed has done, and I think they’ve done a very good job of presenting tools to promote and restore the orderly condition that we’re looking for, particularly on the liquidity side, and we think those actions are very wise indeed, but we’ll have to wait and see how the liquidity circumstance plays out in the next couple of quarters. Quite frankly, we’re not particularly concerned about these issues. We’re very comfortable with our positions, and you’ll see in the presentation why.

But that having been said, we are not immune to the effects of the current adverse conditions in parts of the market. But by design, when you look at our business model, with diverse revenue streams, this challenging environment validates the strategy that we’ve taken on over the long number of years, and leaves us with what we think is better positioned to continue to perform during difficult economic circumstances. Why might we say that? Well, one, we’ve not been a sub-prime or an Alt-A player. Our strategies didn’t rely on “teaser” rates. Secondly, we’ve adhered to a very strict credit discipline over time, with the same leverage limits that we had some 10 years ago, and we’ve doubled our balance sheet. And, quite frankly, our credit quality stands as excellent when compared to any historical standards.

While the yield curve is responsible for much of the dislocation in the markets, we’ll be using some Lehman research a little later on in the presentation to show how well-positioned we are given the current yield curve. With our successful model, we believe we are able to maintain our focus on extending the growth momentum that we’ve had, and simply executing on our strategies. Despite the current circumstances, we are still comfortable with the guidance that we’ve given you ever since the beginning of the year with regard to growth in revenues and expenditures. We expect a good second half, and we expect to be within the range that’s been estimated by the street.

That having been said, let’s move on to the presentation today and why we feel good about these things. We’ll go to a few key takeaways. One, we at PNC have demonstrated the ability to execute. We expect to continue to deliver strong performance. Secondly, we have a clear and achievable group of strategies for growth, so we are not just talking about the next quarter, we are talking about growth into the future. And we’ve maintained our discipline, which is founded in a strong risk management culture.

Those familiar with our firm can look at this next slide — we have a history of setting and executing on our goals. You can see in this slide we’ve accomplished a lot in recent years. We’ve built a unique business mix. We have some of the best technology in the industry. As a matter of fact, CIO Magazine again named us as one of the top 100 companies in the United States. I believe there are only two banks on that list of the top 100. And we’re working with IDEO, which is a California industrial design firm, in order to enhance our online products with new ideas.

We have a best-in-class risk management and governance process, sometimes ranked number one in governance. We are building a dramatically improved expense management culture, which I think you saw coming out of One PNC. We’ve expanded our distribution capabilities, we’ve been deepening relationships, we’ve been leveraging our strengths, and we’re starting to work harder on something that we’re not particularly good at, and that is our brand. I’ll have a little more to say later about that. Clearly, these accomplishments have positioned us to deliver strong results even in this challenging environment.

Let’s talk briefly about the first half of the year. We’re off to an excellent start this year, all of our primary businesses met or exceeded our expectations, and we’re particularly pleased with the revenue momentum. Net income was up 20% over last year. We created positive operating leverage. We maintained excellent asset quality. The Mercantile conversion is on track, and it’s on schedule for this weekend actually, and most of the cost savings coming from Mercantile will then take place in the fourth quarter. We’ve been delivering solid returns for our shareholders. So in the face of some stiff headwinds, we’ve delivered a strong first half, and we’re well positioned for the second half.

Let me move on and talk about the diversified business mix that’s delivered these results. When we look at our businesses, we look at them in four different segments: retail, corporate and institutional banking, BlackRock – we’ve got a world-class asset manager — and PFPC, our funds servicing business. Each of these businesses has the technology and the scale to succeed and maintain its growth to compete and win in its space.

Retail banking focused on building checking account relationships. The checking account relationship allows you to build a relationship and generate fee income and win in the payment space. With retail banking operations primarily in the mid-Atlantic states — Delaware, Maryland, New Jersey – we have a pretty little map for you that you’ll see in a minute. And these are areas that are wealthy and growing. Wealthy and growing. Good news.

Corporate and institutional banking, again, relationship play. We’re the premiere middle market bank in our region, and we leverage that middle market franchise into our national businesses, which are national business credit, national real estate, national treasury management, national M&A — all typically fee oriented products which generate a lot of income for us.

BlackRock, a world-class asset manager with more than $1.2 trillion under management, and PFPC our global servicing platform. Each of these businesses generates excellent returns and excellent cash flow on a risk adjusted basis.

Now let’s look at some of the strategies we have in place to grow these businesses. On this chart, you’ll see these strategies play to our strengths. We’ve already demonstrated the ability to succeed in these spaces, so what we have to do to grow our company is simply to execute on these strategies. We don’t have to have a wish list or hope for a home run someplace. Our diversified business mix actually allows us to execute over time and achieve those goals. Moreover, we think the fee income streams, a few of which are volatile, but many of which aren’t as volatile as what the net interest income might be, allow us to have more consistent and better return results.

When you look at the revenue mix of our peers, we are clearly differentiated by revenue: 59% of our revenues are fees; 26% of our revenue is net interest income driven by our deposit business, not by our risk business, not by our loan business, but our deposit business; and only 15% of our revenue is driven by net interest income related to loans. That allows us to take a different risk profile than others. Now you might think that our non-interest income position, 59%, is all driven by BlackRock and PFPC; but when you take PFPC and BlackRock out of the mix, our bank, our banking businesses are over 50% fees. How do we do that? We do that by managing relationships, and we end up being less dependent upon net interest income.

In the retail banking space, the focus is on acquisition and growth and retention of checking relationships. We provide customers with primary access to the payment system. If it’s a checking account, then that leads us to debit cards and a number of other items, as you know, and we cross-sell a great number of fee services. The improved penetration, as you can see on these charts, offering other sticky services, enhances our retention rather dramatically and increases our return. You can see the growth in debit cards, online banking, online bill payment, and I think you can see on this slide how we’ve deepened these relationships with our consumers. Not including Mercantile, because that will go on our systems this weekend: consumer households using online banking, up 9% to 55%; consumer households using online bill pay, up 66% to 29%; debit card revenues from small business, up 17% year over year; and consumer debit card revenues up 12%. These initiatives, along with others, resulting in segment earnings up 14% year over year.

And when you think about relationships on the consumer side, let’s take it over to the corporate and institutional bank side, again a place where 50% of our revenues are driven by fees, not net interest income. We strive to be the lead relationship, the lead bank, and that gives us the opportunities to cross-sell other products, and it’s reeled in some impressive results.

We have the highest percentage of middle market lead relationships in our footprint. We are the number one bank in our footprint in all cross-sell categories. Fee income from Midland, capital markets and treasury management, up 11% year over year, and almost 50% of the total revenue coming from fees, which resulted in segment earnings up 17% year over year.

Moving on to PFPC, again, the growth strategy is developing new products and cross-selling. In this case, we’re redeploying capital into higher return, high growth products, such as the emerging product set at PFPC. Twenty nine percent of our fees, as you can see on this chart, come from new and emerging products, as opposed to 21% only three years ago. That’s allowed their product revenue to have a 19% three-year compounded annual growth rate, with great prospects and a very strong pipeline, and segment earnings are up 19% year over year.

Last but not least is BlackRock, where the key driver is growing assets under management. They’ve expanded distribution, broadened the product set, strengthened their platform growth, reduced their expenses and grown business segment earnings by 16%, when adjusted for the integration costs. So, each of these business segments is doing very well.

Let’s briefly stop and look at some of the advantages we have on the product side. Number one: our low cost deposits. I mentioned that we are really focused on gathering non-interest bearing deposits. Anybody can gather interest-bearing deposits. When you look at the retail marketing space, we serve one of the wealthiest areas in the nation. We’ve not only grown non-interest bearing deposits faster than our peers in a year-over-year comparison, 28% to 3% — when you take out Mercantile, it’s 6% to 3%. And the reason is, again, we have diverse sources of non-interest bearing deposit accounts — consumer, small business, corporate customers, including the treasury management business, and we’ve got solid growth in our real estate servicing portfolio in the Midland area.

And this success, what does it do for us? It gives us a funding advantage. One of the highest ratios of non-interest bearing deposits to average earning assets in our peer group, and a lower cost of deposits versus peers. These deposits don’t include over $10 billion that we sweep to money funds, mostly BlackRock, every night. And when you think about liquidity today, those don’t all have to be swept to money funds, so it gives us excess liquidity should we need it, which we don’t.

Let’s shift again to costs. We’ve got strong revenue growth, an item that we just discussed, but we have to keep a firm handle on expenses. We continue to achieve our goal of creating positive operating leverage. This has been accomplished with a 12% expense growth, 3% without Mercantile, and as you can see, it’s produced strong positive operating leverage for the first six months. I’m proud to say that relative to One PNC we’ve exceeded on delivering the $400 million in pretax improvement that we promised. But the most important thing perhaps coming out of One PNC is the culture that we’ve created with continuous improvement. There continually are ideas coming to us about cost saves and efficiency without negatively impacting customer satisfaction, and that, frankly, is funding new investments in our business.

Now, let me move on to one of your favorite subjects, mergers and acquisitions. We are really just executing on a modest strategy. As you know, our internal rate of return minimums are 12% with a second year accretion policy, and we’re moving more and more into fast growing, wealthier markets. That’s a growth strategy for us as we think we yield significant opportunities to leverage our existing banking business. We focus on regions with contiguous properties to our footprint and have attractive demographics. Those of you who have been around, a few of you have, and go back to when we bought the MidAtlantic Bank, or maybe even the Chemical branches in New Jersey, moving east from Pennsylvania. Since then, we acquired United, Riggs, Mercantile, and we have small pending acquisitions such as Yardville and Sterling to fill in gaps in our major markets.

You can see today that 80% of our pro forma branch distribution is in the mid-Atlantic region. These strategic investments have dramatically changed the demographic opportunity for us. Median household income here has increased since 2003 from 55% to 61%, that’s a 10% increase in the average wealth of a household in the footprint that we serve. And the population growth has been doubled, from 2% to 4%, obviously, again, giving us more opportunity for growth in this wealthy market, so we are growing wealthier and faster growing markets.

But that’s not the only opportunity that we see in these acquisitions. As I mentioned, 50% of the revenue in our Bank comes from fees by cross-selling other products. Some of you have said, I thought you wanted to be a fee-based bank? Why do you buy these banks then? Well, when you look at the average fee income to total revenue at the close of the pending bank acquisitions, it’s 26% versus our over 50%. I’ll just have you look at the Yardville Bank, and quite frankly, we can’t wait to close the Yardville Bank because — at 9% fees to the extent that we can –Yardville makes us number one in three of the wealthiest counties in the country. It makes us number one in that marketplace, and we can’t wait to bring our private banking, our wealth management, our merchant services, our credit card business, our workplace banking and a number of other products to Yardville to let them cross-sell. They frankly just didn’t have those products. So when we think of these acquisitions, we not only think of the enhanced marketplace we get and the market presence, but also the upside opportunity in the fee business.

What proof do we have that this works? Good question. Norm is laughing. Greater Washington is one of the most attractive markets in the country. Here was a bank that, relative to some of the other acquisitions, had a higher fee component. We had virtually no presence in Washington, D.C. until we acquired Riggs in ‘05. After the conversion, we invested heavily in free

ATMs and extended branch hours, and those relationships allowed us to grow checking accounts at 16%, increased our deposits, loans, and, of course, our fee base. You can see we were able to leverage our sales and product capabilities, and grew our fees 42% from the first quarter of ‘06 to the second quarter of ‘07. We improved our non-interest income total revenue percentage from just over 40% to over 43% in less than a year and a half. We think we can leverage this success even more so in greater Washington, and we think we can do that also with the smaller franchises that we’re acquiring. Well, not so small, Mercantile. And Sterling and Yardville.

Now let me shift to a place where we have work to do, and that’s our brand. When we look at customer research, we find that our customers love us. We sit at the top of the charts, most of the charts that we see. We are very pleased about that. When we look at our retention numbers, our retention numbers confirm that our customers do love us. It’s a wonderful thing. When you think about the cross-sell capability we have, that says that our brand resonates with our customers. But quite frankly, when we look at some of our non-customers, our brand does not resonate. The knowledge of our company really hasn’t done particularly well. For our customers, we redesigned and simplified our checking products, we gave them free ATMs, we updated branches, we are updating our branch locations across the franchise, we’re improving our customer experience and have a partnership with the Gallup Organization, and that’s generated more word of mouth referrals, and some of these payoffs have really played out for us. As you know, in the small business space, J.D. Power named us the number one player in the country in customer satisfaction, and our website has now been moved up into the top 10, so we’re making a lot of progress on the brand. But the visibility is not as high as we’d like it to be, and there’s a great deal more in the works that you will see.

Last but not least, I’m going to turn to our risk management culture because I think that’s absolutely critical for success in the short or long term in the business that we’re in. In a challenging environment like this, I think it is a differentiator, for sure. One of the most important elements of good risk management is watching the front door. We’ve got a good credit risk process. It’s evolved over the last few years, and you watch the front door, and you manage the back door. You can certainly generate a lot of savings by getting the lower levels out the back door. Today, we are not overly concentrated in any one area; we have more granularity than ever. We have limited leverage lending exposure, which we’re very pleased about, and we’ve got strong origination and distribution capability, which is obvious because of our position with our lead relationships.

But let me dig a little deeper into credit. We recognized the changing of the credit cycle early, and we made conscious decisions not to go after the lower risk adjusted return assets. We stayed selective in sector lending. We have minimal exposure to sub-prime, hedge funds, high yield bridge loans and leveraged finance loans. We have no “hung” syndications.

As it relates to asset backed commercial paper, we’ve heard a great deal about — while the term market is challenged, we’ve not had a problem funding our unit. The conduit assets primarily consist of trade receivables, credit card and auto paper, and it’s clearly manageable as a small portion of our total balance sheet. We have contingency funding plans in place in the event that the commercial paper market does blow up, but even if we brought it on our balance sheet, it would have minimal effect on our capital ratio, so it’s really not an issue for us.

Our consumer loan portfolio, including residential mortgages, is very high quality, and it’s performed very well to date. The residential mortgage portfolio makes up 34% of the total portfolio, weighted average loan to value is 67% and the average FICO score is 746, not including Mercantile. Net charge-offs are 0.02%, and the 90 days past due is 0.8%. Truly a solid portfolio. Home equity makes up 52% of the portfolio, and it’s also high quality. First lien positions of 42%, with 92% in our footprint. Pennsylvania, for example, is our largest state for home equities. Delinquencies were up 1% last month; we’re really not participating in the rapidly growing inflationary market. Weighted average loan to value is 70%, [average] FICO score of 727 and, when Mercantile gets added, these numbers will actually improve. We’re pleased that they have excellent credit quality. Net charge-off ratio of 0.18%, only 0.26% are 90 days past due, and our strategy with regard to originating these loans did not rely on “teaser” rates. So again, it’s a traditionally good portfolio. And I think this should allow us to perform better on a relative basis as we go through this cycle. We’ve seen a little deterioration in the delinquencies, but quite frankly, we’re very comfortable with the current state of affairs.

The commercial real estate portfolio is another area that many of you are discussing. On a relative basis, we have less exposure to commercial real estate than our peers, both as a percent of total assets as well as a percent of Tier 1 capital. I think that we would have to increase our real estate exposure by 50% in order to get up to the average of our Tier 1 players, Tier 1 average. So this is not a particularly heavily concentrated area for us, and we have granular exposure, to say the least. A large amount of our residential exposure is around Baltimore and Washington, and those markets have remained relatively vibrant compared to the others.

We do have some CMBS exposure through our Midland acquisition. I think that will probably slow down our fee income growth in the fourth quarter, and we will have some impact on the CMBS revenue streams, but that’s not material for us. So I think the risk return decisions that we’ve made over time to focus on higher yielding assets after risk adjusted is paying off for us right now.

Our asset quality remains excellent at PNC and compares favorably to our peer group. We don’t expect this to always be the case because quite frankly our NPAs are at historical all time lows. We don’t see a great deal of deterioration in this. We do see the opportunity should we have a recession. Our asset based lending business, which is a fairly significant part of our portfolio, would tend to have more NPAs and lower charge-offs. But quite frankly, we’ve not seen that, so we’ve not seen that come to fruition as yet because of the discipline that we’ve had in this approach.

Well, when we move on to the interest rate risk profile, let me shift to the famous Lehman index and the research that Jason has done. Our goal with regards to interest rate risk is to preserve and optimize long term value. This is not a place to make your bets. We’ve done that by adhering to our total return strategies, and managing and maintaining a short duration of equity. It’s approximately 2.7 years today, and as a matter of fact — thanks to Jason and the rest of his team for supplying the data in the table — we can illustrate that the measures that Lehman believes are important in the recent curve environment are important to PNC as well. And you can see that based on these criteria, we’re ranked second overall among our peers.

In summary, we’ve built a growing, diversified business mix that’s performing well and allowing us to maintain focus on the future. We have clear strategies to continue our growth and deliver another good year that we believe is within the range of expectations. Our risk management and our governance practices are sound and I think doing well for us in this difficult environment. So with that, we’ll be happy to answer any of your questions.

Q:	Jim, you mentioned Mercantile conversion is coming up this week. That’s a big event, but I guess once you are past that, can you maybe talk about your appetite for future M&A, and are you seeing increased people looking, given kind of a bit more challenging environment, etc.?

Jim Rohr:	We haven’t seen a significant increase in the offerings in the M&A market. We were actually surprised that a couple of the opportunities which we were able to take advantage of, you know Yardville will be closed in the third quarter and be converted in the first half, and Sterling will be closed in the first quarter and be converted in the second half. But both of those banks were not for sale months before they were sold, and were banks that we had been looking at for a long period of time, but the prices were too high, along with the fact that they weren’t for sale. But we think banks are sold, not bought. We were not interested in them where prices were much higher. And so frankly, the M&A process that we’ve had we think is disciplined and shareholder friendly but not particularly aggressive, I would say. These came up, and if you look at how they fit with us in the map, they were extraordinarily good fits where we could take the costs out. The internal rates of return on those two transactions, Sterling and Yardville, for example, were over 15%, and that’s without adding in the fee income that we showed you that we believe we can get out of the franchises after we put our products in. So in answer to your question, we really haven’t seen a lot coming to the table, Jason.

Rick Johnson:	Jason, as you know, a lot of these closings are based upon the regulatory approval, and with Yardville we’re pretty confident that will happen in the fourth quarter in terms of closing; whereas Sterling, we’re probably into 2008.

Q: (inaudible)

Q:	The question related to signs of consumer spending, possibly weakening in areas that it operates.

Jim Rohr:	The easy answer is no. The complicated answer is we did not see an uptick in our merchant services business in August, for example, when you would expect more back to school activity. Does that mean people are buying more online? That might be the case. But we haven’t seen any declines in the consumer activity at this point. And we watch it very carefully. But at this point there’s no meaningful trend because the only data point we have is perhaps that merchant services didn’t go up as much as it usually does in August, but maybe there’s another reason for that, I’m not sure. Yes, sir?

Q:	Mercantile was always a fairly heavy real estate lender within its own footprint. Could you just provide some color on how their real estate portfolio is doing and what your expectation is over the next 6 to 12 months?

Jim Rohr:	The Mercantile portfolio, they did have a significant real estate exposure. It’s done extraordinarily well. As a matter of fact, they had no non-performers, as you know, when we announced the acquisition. That non-performance portfolio has gone up slightly some tens of millions, part of which is due to our classification, and $20 to $30 million dollars because things actually went on non-accrual. There is a very, very tiny deterioration. Quite frankly, if you looked at Mercantile’s portfolio, their average real estate loan was well below $1 million apiece. And so being one of the – don’t laugh at this, Kevin – being one of the older gentlemen that stands before you anymore and can remember back to the 1990 real estate crisis, the real issue was big credits going bad. And when you have granularity like Mercantile does, you can find somebody to buy a $400,000 piece of property. It’s the $50 million tract of land that you own, which is not at all where they actually played. They actually did not play in the big real estate business. We’re very pleased and today very comfortable in that market. Also, Washington, D.C. has not suffered the way some of the other markets have. If you look at the big delinquencies that were just released, where you have California, Texas, Florida, Northern Ohio and Michigan having the big increases in delinquencies, Washington, D.C. really didn’t participate in that at all. I don’t know if we have any governmental people here, but there’s nothing like the federal government to continue that growth. It’s a wonderful market. Does someone on the right side have a question? I know the right has been relatively quiet recently, but not for us. (laughter)

Q:	Jim, last year from the podium you said one of your industry concerns was tied to leveraged lending, which looks like it’s come to fruition to some extent. As you stand up here today, any emerging issues that garner increased attention, that you might be looking at?

Jim Rohr:	Well, during exuberant times, we always overbuild in real estate. That’s something that’s taken place a lot in our history. I think you have to look at those exposures in the states where we had the overbuilding that took place. The good news is the economy is growing nicely, so that, quite frankly, those overbuilt spaces will simply take time to work themselves out. So I don’t think there’s a big crisis. There’s not a crisis like we had in the l990s, where you’d have a large tract development go under, and it would take a smaller developer with it, and then it would take two savings and loans with that. You now have much larger financial institutions and large developers involved, so I think we don’t have that same issue. But frankly, there will be some shakeout, and obviously the sub-prime business is a very difficult business and because people were committed to net interest income growth — when you are tied to net interest income growth, and you have a flat yield curve, you have to go someplace for floating rate debt. And the only place you can go is either you go out the credit risk curve, or you price existing credit lower, because you’ve got to generate the volume in order to make up for this flat yield curve. I think you know we have a lot of people go to create sub-prime loans where there probably shouldn’t have been sub-prime loans. And we’ve built a lot of real estate that probably didn’t make a lot of sense, and we’ve priced LBO credits in a way with structure or at a rate that was inappropriate. Now the good news is that the economy is doing fine, and for the most part, all of the companies and the corporate earnings are near or at an all time high, so the underlying economy is very good. So it will help us get through all of these. These are financial structuring issues and — some of the real estate, which will end up sorting itself out somehow unless we have a recession, and I don’t see that coming onboard. But you know we are going to have some dislocations in the real estate and in the financial market. We’ve got to get through this liquidity issue. And I think we will over the next couple of quarters. Yes, sir?

Q:	Jim, I suppose in part due to the chart you showed where your shareholder return has been so strong versus the peers — I think I’m right, you were within a buck or two a share, probably being by market cap, the 6th or 7th largest bank in the country[, just outside of the U.S]. And we had some questions yesterday about scale. Any comment about your current scale and whether you like where you stand relatively, or seek more?

Jim Rohr:	Well, Mark, we like where we stand in scale. I mean we are one or two in virtually all the retail markets that we’re in, or close to that, which gives us franchise presence and mass, if you will, in those markets. We are also at a place where we are a technology leader. I think those are two things at least for me that were very important. I remember being 6th in the City of Philadelphia in the retail space, and frankly, that wasn’t much fun. It wasn’t fun at all, as a matter of fact. Your advertising dollar doesn’t spread to very many customers, and the rest. Obviously the other part is technology, where people are spending a lot of money developing new products and services and capabilities, and we’ve been able to maintain a state of the art — actually CIO named us one of the top two players in the whole industry. So from a technology point of view, we’ve been able to keep pace as well. So I kind of like where we are in the scale side. Whether you look at PFPC or BlackRock, they are both one or two. Certainly they have the scale to succeed in those businesses as well. So I like where we are in scale, and I don’t think we have to do anything at this point to change that.

Q:	Can you comment on whether you are seeing any trends in the asset quality metrics for your home equity portfolio?

Jim Rohr:	Yes. We’ve really not seen any meaningful trend in any direction in the home equity portfolio. Yes, sir?

Q:	So have you seen [inaudible] retrenchments from the consumer in terms of taking on more debt?

Jim Rohr:	From the consumer lending business point of view, we are really not big in that business. The home equity portfolio that we have, we never securitized any of it, as you know from the statistics, would be an A+. The portfolio is really our only avenue to the consumer. We are not very big in auto lending, and we’re not big in credit cards. So we wouldn’t really be a great bellwether for the consumer exposure for next year. But if you look at the growth trends nationally, even though they might be a little modest compared to the first half of the year, with unemployment being in the 4.5% range, I mean you’ve got a lot of people working. As long as a lot of people are working, they usually buy. So I’m optimistic about next year. Perhaps it wouldn’t grow as much as the first half of this year, but it should be a good year. And global growth is quite remarkable. Of course, if you watch the capital expenditures that the companies are putting in, that helps fuel the employment and fuel the economy as well. So I think next year will be a good year. Perhaps not great.

Q:	I’ll ask a last question. We’ve heard from Wachovia and Key and now you guys today in terms of difficulties in the CMBS market. Can you just talk in terms of how you see that playing out, is it getting any better, etc.?

Jim Rohr:	Rick, do you want to –

Rick Johnson:	Yes. I’ll just say that the inventory you already have in house when the spreads go out, obviously you are losing value on that. And that’s not where you are losing actually — a write down in the portfolio, you are just avoiding future earnings. So you are not getting the gains you originally anticipated. Jim mentioned that there will be a little bit of softening in that space this quarter, but once we work through the existing portfolio, and you start buying and originating loans at today’s market spreads, we can get right back on track on that.

Jason [ ]:	Great. Please join me in thanking PNC for their presentation.

ADDITIONAL INFORMATION ABOUT THE PNC/STERLING FINANCIAL CORPORATION TRANSACTION

The PNC Financial Services Group, Inc. and Sterling Financial Corporation will be filing a proxy statement/prospectus and other relevant documents concerning the merger with the United States Securities and

Exchange Commission (the “SEC”). WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain these documents free of charge at the SEC’s Web site (www.sec.gov). In addition, documents filed with the SEC by The PNC Financial Services Group, Inc. will be available free of charge from Shareholder Relations at (800) 843-2206. Documents filed with the SEC by Sterling Financial Corporation will be available free of charge from Sterling Financial Corporation by contacting Shareholder Relations at (877) 248-6420.

The directors, executive officers, and certain other members of management and employees of Sterling Financial Corporation are participants in the solicitation of proxies in favor of the merger from the shareholders of Sterling Financial Corporation. Information about the directors and executive officers of Sterling Financial Corporation is included in the proxy statement for its May 8, 2007 annual meeting of shareholders, which was filed with the SEC on April 2, 2007. Additional information regarding the interests of such participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

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